Exhibit 99.1

eLong Reports Fourth Quarter and Fiscal Year 2006 Unaudited Financial Results

BEIJING, China – March 8, 2007 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2006.

Business Highlights

Highlights for the fourth quarter of 2006:

•

Travel revenues increased 24% year-over-year and decreased 7% sequentially to RMB67.1 million (US$8.6 million), and total revenues grew 20% year-over-year and decreased 7% sequentially to RMB69.7 million (US$8.9 million);

•	Hotel commissions increased 23% year-over-year and decreased 2% sequentially to RMB56.0 million (US$7.2 million);

•	Air ticketing commissions increased 27% year-over-year and decreased 13% sequentially to RMB9.6 million (US$1.2 million);

•

The Company recorded operating loss of RMB1.3 million (US$165,000) for the fourth quarter of 2006, which included non-cash related stock-based compensation expense and amortization of intangibles of RMB3.5 million (US$443,000), as compared to operating loss of RMB16.8 million (US$2.1 million) in the same period one year ago and operating income of RMB1.7 million (US$215,000) in the third quarter of 2006;

•

The Company recorded net loss of RMB1.8 million (US$234,000) for the fourth quarter of 2006, as compared to net loss of RMB8.7 million (US$1.1 million) in the same period a year ago, and net income of RMB2.7 million (US$337,000) in the third quarter of 2006;

•

The Company recorded adjusted income (a non-GAAP measure) of RMB13.5 million (US$1.7 million) for the fourth quarter of 2006, as compared to adjusted loss of RMB1.9 million (US$237,000) in the same period a year ago and adjusted income of RMB16.6 million (US$2.1 million) in the third quarter of 2006; and

•	As of December 31, 2006, the Company’s cash and cash equivalents balance was RMB1,199.3 million (US$153.7 million).

Highlights for fiscal 2006:

•	Travel revenues increased 43% year-over-year to RMB256.0 million (US$32.8 million), and total revenues increased 39% year-over-year to RMB264.5 million (US$33.9 million);

•	Hotel commissions increased 38% year-over-year to RMB209.3 million (US$26.8 million);

•	Air ticketing commissions increased 61% year-over-year to RMB38.3 million (US$4.9 million);

•

The Company recorded operating loss of RMB16.2 million (US$2.1 million) for fiscal 2006, which included non-cash related stock-based compensation expense and amortization of intangibles of RMB13.1 million (US$1.7 million), as compared to operating loss of RMB47.9 million (US$5.9 million) in fiscal 2005;

•	The Company recorded net loss of RMB1.1 million (US$142,000) for fiscal 2006, as compared to net loss of RMB62.2 million (US$7.7 million) in fiscal 2005; and

•	The Company recorded adjusted income (a non-GAAP measure) of RMB42.1 million (US$5.4 million) for fiscal 2006, as compared to adjusted loss of RMB82,000 (US$11,000) in fiscal 2005.

“While we faced a challenging fourth quarter, we are pleased with the improvements we have made to our infrastructure during the period. With the December launch of our new air search system complementing our innovative 360-degree virtual hotel tours, we believe we lead the industry in leveraging technology to provide Chinese travelers with enhanced selection and features. We made significant operational and financial progress in 2006, achieving 39% growth in total revenues with only a 10% increase in total operating expenses. Service development increased only 15% while we made demonstrable web improvements to homepage, hotel and community content, and to the domestic and international air booking platform. We are confident that eLong is fundamentally stronger than ever and well-positioned to capture the growth potential in the online travel market,” said Tom SooHoo, Chief Executive Officer of eLong.

Separately eLong also announced today the election of Henrik Kjellberg as Chairman of the board of directors and the appointment of Chris Chan as Chief Financial Officer.

Business Results

Total revenues for the fourth quarter of 2006 were RMB69.7 million (US$8.9 million), an increase of 20% from RMB57.9 million (US$7.2 million) reported in the same period in 2005, and a decrease of 7% from RMB74.6 million (US$9.4 million) reported in the third quarter of 2006.

Total revenues for fiscal 2006 were RMB264.5 million (US$33.9 million), an increase of 39% from RMB190.3 million (US$23.6 million) in fiscal 2005.

Revenue from hotel commissions for the fourth quarter of 2006 totaled RMB56.0 million (US$7.2 million), an increase of 23% from RMB45.6 million (US$5.6 million) year-over-year, and a decrease of 2% from RMB57.4 million (US$7.3 million) sequentially.

The year-over-year increase in revenue from hotel commissions was primarily due to higher room volumes accompanied by higher hotel commissions per room night. Hotel room nights booked through eLong increased 19% to 860,000 in the fourth quarter from 724,000 room nights in the corresponding period a year ago and were down 4% sequentially from 893,000 in the third quarter of 2006. The sequential decrease in revenue from hotel commissions was due to lower room volumes. Hotel commissions per room night were RMB65 in the fourth quarter of 2006, up 3% from RMB63 in the corresponding period a year ago, and up 2% from RMB64 in the third quarter. Hotel commissions increased due to better override as a result of higher room volume.

Revenue from hotel commissions for fiscal 2006 totaled RMB209.3 million (US$26.8 million), an increase of 38% from RMB152.0 million (US$18.8 million) in fiscal 2005. The total number of hotel room nights booked through eLong in fiscal 2006 was 3.25 million compared to 2.54 million in fiscal 2005, an increase of 28%. Hotel commissions per room night were RMB64 in 2006, up 7% from RMB60 in fiscal 2005 mainly due to higher commissions associated with increased volume.

As of December 31, 2006, eLong offered discounted rates at a choice of 3,505 hotels in 294 cities across China as compared to slightly fewer than 3,100 hotels in 278 cities a year ago.

Revenue from air ticketing commissions during the fourth quarter of 2006 totaled RMB9.6 million (US$1.2 million), an increase of 27% from RMB7.6 million (US$936,000) year-over-year, and a decrease of 13% from RMB11.0 million (US$1.4 million) sequentially. Volume in air segment sales totaled 269,000 in the fourth quarter of 2006, an increase of 25% from 215,000 in the corresponding period a year ago and a decrease of 1% from 273,000 in the third quarter. Revenue per air ticket was RMB36 in the fourth quarter of 2006 as compared to RMB35 in the corresponding period a year ago and RMB41 in the third quarter. The sequential decrease of revenue per air ticket was primarily due to a decrease in the average air ticket price.

Revenues from air ticketing commissions for fiscal 2006 totaled RMB38.3 million (US$4.9 million), an increase of 61% from RMB23.8 million (US$2.9 million) in fiscal 2005. Air segment sales were 1.01 million in fiscal 2006, an increase of 55% from 651,000 air segments sold in fiscal 2005. Year-over-year growth in air ticketing revenues was primarily driven by the acquisition of new air customers, increased sales of air tickets to eLong’s existing hotel customer base and better product offerings.

Other travel revenue in the fourth quarter of 2006 was RMB1.5 million (US$186,000), an increase of 79% from RMB813,000 (US$101,000) year-over-year, and a decrease of 62% from RMB3.9 million (US$488,000) sequentially. The sequential decrease was attributable to RMB2.6 million (US$325,000) in revenue recorded when the related contract was finalized in the third quarter of 2006 for inventory procurement services provided to Expedia by eLong for the period from January 2005 through September 2006.

Other travel revenue for fiscal 2006 was RMB8.4 million (US$1.1 million) as compared to RMB2.7 million (US$334,000) in fiscal 2005. The year-over-year increase was mainly due to the increased revenues of vacation packages and as well as services provided to Expedia as explained above.

Gross margin in the fourth quarter of 2006 was 76%, as compared to 80% in the corresponding period a year ago and 77% in the third quarter. The year-over-year reduction in gross margin was a result of reduction in higher-margin non-travel revenue, additional compensation and benefits for call center employees and a slightly increased proportion of revenue contributed by the air ticketing business.

Gross margin in fiscal 2006 was 76% as compared to 79% in fiscal 2005. The year-over-year reduction in gross margin was due to reasons similar to those explained above.

Service development, sales and marketing and general and administrative expenses for the fourth quarter of 2006 totaled RMB49.7 million (US$6.4 million), a decrease of 17% from RMB59.7 million (US$7.4 million) year-over-year, and a decrease of 3% from RMB51.4 million (US$6.5 million) sequentially. These expenses for fiscal 2006 were RMB202.4 million (US$25.9 million), an increase of 8% from RMB186.7 million (US$23.1 million) in fiscal 2005.

Service development expenses were RMB10.6 million (US$1.4 million) in the fourth quarter of 2006, a decrease of 14% from RMB12.4 million (US$1.5 million) year-over-year, and a decrease of 1% from RMB10.7 million (US$1.4 million) sequentially. The year-over-year decrease reflected improvements in operational efficiencies. Service development expenses in the fourth quarter of 2006 were 15% of revenues as compared to 21% in the corresponding period a year ago and 14% in the third quarter.

Service development expenses for fiscal 2006 were RMB41.9 million (US$5.4 million), an increase of 15% from RMB36.3 million (US$4.5 million) in fiscal 2005 due to ramped-up investments to support the eLong.com website and the Company’s air, hotel and vacation package businesses. Service development expenses for fiscal 2006 were 16% of revenues as compared to 19% in fiscal 2005.

Sales and marketing expenses were RMB26.6 million (US$3.4 million) in the fourth quarter of 2006, a decrease of 8% from RMB28.8 million (US$3.6 million) year-over-year, and an increase of 5% from RMB25.3 million (US$3.2 million) in the third quarter. Sales and marketing expenses in the fourth quarter of 2006 were 38% of revenues as compared to 50% in the corresponding period a year ago and 34% in the third quarter.

Sales and marketing expenses for fiscal 2006 were RMB99.0 million (US$12.7 million), an increase of 6% from RMB93.2 million (US$11.5 million) in fiscal 2005. Sales and marketing expenses for fiscal 2006 were 37% of revenues as compared to 49% in fiscal 2005.

General and administrative expenses were RMB12.6 million (US$1.6 million) in the fourth quarter of 2006, a decrease of 32% from RMB18.6 million (US$2.3 million) year-over-year, and a decrease of 18% from RMB15.4 million (US$1.9 million) sequentially. The year-over-year and sequential decreases were due to lower professional fees in the fourth quarter. General and administrative expenses in the fourth quarter of 2006 were 18% of revenues as compared to 32% in the corresponding period a year ago and 21% in the third quarter.

General and administrative expenses for fiscal 2006 were RMB61.5 million (US$7.9 million), an increase of 8% from RMB57.2 million (US$7.1 million) in fiscal 2005. The rise was due to additional professional fees, headcount expenses and other expenditures associated with business expansion and public company expenses. General and administrative expenses for fiscal 2006 were 23% of revenues as compared to 30% in fiscal 2005.

Operating loss in the fourth quarter of 2006 was RMB1.3 million (US$165,000), as compared to an operating loss of RMB16.8 million (US$2.1 million) in the corresponding period of 2005 and an operating income of RMB1.7 million (US$215,000) in the third quarter. The fourth quarter operating loss included non-cash related stock-based compensation expense and amortization of intangibles of RMB3.5 million (US$443,000), and the comparable non-cash related stock-based compensation expense and amortization amount was RMB3.8 million (US$472,000) for the corresponding period of 2005 and RMB2.6 million (US$330,000) for the third quarter of 2006.

Operating loss for fiscal 2006 was RMB16.2 million (US$2.1 million), as compared to an operating loss of RMB47.9 million (US$5.9 million) in fiscal 2005.

Other income, which represents interest income, unrealized exchange gains/losses and other income/expenses, was RMB2.3 million (US$293,000) for the fourth quarter of 2006, as compared to other income of RMB6.5 million (US$805,000) in the corresponding period a year ago, and other income of RMB3.4 million (US$424,000) in the third quarter of 2006. The sequential decrease in other income was primarily due to a higher unrealized foreign exchange loss on the translation for financial reporting purposes of eLong’s US dollar denominated cash deposits and interest income into Renminbi. The unrealized foreign exchange loss was RMB11.9 million (US$1.5 million) in the fourth quarter as compared to an unrealized exchange loss of RMB11.4 million (US$1.4 million) in the third quarter.

Other income for fiscal 2006 was RMB18.4 million (US$2.4 million) as compared to other income of RMB4.5 million (US$563,000) in fiscal 2005 due to higher interest income generated from higher cash balance and higher interest rate, partially offset by higher unrealized foreign exchange losses.

The Company recorded a net loss of RMB1.8 million (US$234,000) for the fourth quarter of 2006, as compared to a net loss of RMB8.7 million (US$1.1 million) in the corresponding period a year ago, and a net income of RMB2.7 million (US$337,000) in the third quarter.

The US GAAP diluted loss per ADS for the fourth quarter of 2006 was RMB0.08 (US$0.011), as compared to US GAAP diluted loss per ADS of RMB0.34 (US$0.042) in the corresponding period a year ago and US GAAP diluted income per ADS of RMB0.10 (US$0.013) in the third quarter. Adjusted income for the fourth quarter of 2006 (a non-GAAP measure) was RMB13.5 million (US$1.7 million), as compared to adjusted loss of RMB1.9 million (US$237,000) in the corresponding period a year ago and adjusted income of RMB16.6 million (US$2.1 million) in the third quarter. Diluted adjusted income per ADS for the fourth quarter (also a non-GAAP measure) was RMB0.50 (US$0.064), as compared to diluted adjusted loss per ADS of RMB0.08 (US$0.010) in the corresponding period a year ago and diluted adjusted income per ADS of RMB0.62 (US$0.078) in the third quarter. Please refer to the attached table for a reconciliation of net income/loss and basic and diluted income/loss per ADS under US GAAP to adjusted income/loss and basic and diluted adjusted income/loss per ADS.

The Company recorded a net loss of RMB1.1 million (US$142,000) for fiscal 2006, as compared to a net loss of RMB62.2 million (US$7.7 million) in fiscal 2005. The US GAAP diluted loss per ADS for fiscal 2006 was RMB0.06 (US$0.008), as compared to US GAAP diluted loss per ADS of RMB2.5 (US$0.310) in fiscal 2005. Adjusted income for fiscal 2006 (a non-GAAP measure) was RMB42.1 million (US$5.4 million), as compared to adjusted loss of RMB82,000 (US$11,000) in fiscal 2005. Diluted adjusted income per ADS for fiscal 2006 (also a non-GAAP measure) was RMB1.56 (US$0.200), compared to diluted adjusted loss per ADS of RMB0.00 (US$0.000) in fiscal 2005. Please refer to the attached table for a reconciliation of net income/loss and income/loss per ADS under US GAAP to adjusted income/loss and basic and diluted adjusted income/loss per ADS.

As of December 31, 2006, the Company’s cash and cash equivalents balance was RMB 1,199.3 million (US$153.7 million).

“We are pleased with the year-over-year improvement in operating leverage. Building on the solid progress eLong has made in the past year, in 2007 we will continue to focus on our execution and investment in the business for long-term sustained profitability,” said Tony Shen, interim Chief Financial Officer of eLong.

Business Outlook

eLong expects total revenues for the first quarter of 2007 within the range of RMB62.0 million (US$8.0 million) to RMB66.0 million (US$8.5 million), an increase of 16% to 23% from the first quarter of 2006.

Note to the Unaudited Interim Consolidated Financial Statements

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2006, is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information.

In the fourth quarter, The Company recognized net proceeds of RMB94.2 million (US$12.1 million) in equity, which was related to a sale of a division operating an interactive online dating community to a related party purchaser. The transaction was disclosed in the third quarter earnings release.

As of December 31, 2006, the Company’s additional paid-in capital was RMB1,301.3 million (US$166.7 million), the increase of which was mainly due to proceeds received as explained above.

Certain 2005 compensation amounts have been reclassified to conform to the current year’s presentation.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2005 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss its fourth quarter and fiscal 2006 earnings at 8:00 pm Eastern Time, March 8, 2007 (Beijing/Hong Kong time: March 9, 2007 at 9:00 am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is +1 800 365 8460. The dial-in number for Hong Kong participants is +852 2258 4000. The toll number for international participants is +1 210 795 0492. The pass code for all participants is “eLong”.

A replay of the call will be available for 1 day between 9:15 pm Eastern Time on March 8, 2007 and 9:15 pm Eastern Time on March 9, 2007. The toll-free number for U.S. callers is +1 888 485 2361. The dial-in number for international callers is +1 203 369 4583. The pass code for the replay is 789530.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 57 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Year Ended
	Dec. 31, 2006	Sep. 30, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	56,026	57,412	45,580	209,275	151,990
Air ticketing commissions	9,593	11,045	7,551	38,288	23,773
Other travel revenue	1,452	3,860	813	8,398	2,696

Total travel revenue	67,071	72,317	53,944	255,961	178,459
Non travel	2,647	2,263	3,991	8,583	11,870

Total revenues	69,718	74,580	57,935	264,544	190,329

Cost of services	16,651	17,124	11,439	62,234	40,447

Gross profit	53,067	57,456	46,496	202,310	149,882

Operating expenses
Service development	10,569	10,718	12,359	41,855	36,298
Sales and marketing	26,555	25,331	28,781	99,038	93,185
General and administrative	12,611	15,376	18,601	61,528	57,212
Amortization of intangibles	265	265	189	1,060	634
Business tax and surcharges	4,347	4,064	3,325	15,067	10,488

Total operating expenses	54,347	55,754	63,255	218,548	197,817

Income/(loss) from operations	(1,280)	1,702	(16,759)	(16,238)	(47,935)
Other income	2,289	3,353	6,499	18,403	4,547

Income/(loss) before income tax expense	1,009	5,055	(10,260)	2,165	(43,388)
Income tax expense	1,490	2,199	948	4,475	1,603

Income/(loss) from continuing operations	(481)	2,856	(11,208)	(2,310)	(44,991)
Discontinued operations
Income/(loss) from discontinued operations	(1,332)	(204)	2,770	(1,423)	(16,952)
Income tax expense/(benefit) of discontinued operations	(2)	(15)	227	24	281
Gain on sale of discontinued operations	—	—	—	2,650	—

Total discontinued operations	(1,330)	(189)	2,543	1,203	(17,233)

Net income/(loss)	(1,811)	2,667	(8,665)	(1,107)	(62,223)

Basic income/(loss) per share
Continuing operations	(0.01)	0.06	(0.22)	(0.05)	(0.91)
Discontinued operations	(0.03)	0.00	0.05	0.02	(0.35)

Basic income/(loss) per share	(0.04)	0.06	(0.17)	(0.03)	(1.25)

Diluted income/(loss) per share
Continuing operations	(0.01)	0.05	(0.22)	(0.05)	(0.91)
Discontinued operations	(0.03)	0.00	0.05	0.02	(0.35)

Diluted income/(loss) per share	(0.04)	0.05	(0.17)	(0.03)	(1.25)

Basic income/(loss) per ADS
Continuing operations	(0.02)	0.12	(0.45)	(0.10)	(1.81)
Discontinued operations	(0.06)	0.00	0.10	0.04	(0.68)

Basic income/(loss) per ADS	(0.08)	0.12	(0.34)	(0.06)	(2.50)

Diluted income/(loss) per ADS
Continuing operations	(0.02)	0.10	(0.45)	(0.10)	(1.81)
Discontinued operations	(0.06)	0.00	0.10	0.04	(0.68)

Diluted income/(loss) per ADS	(0.08)	0.10	(0.34)	(0.06)	(2.50)

Shares used in computing basic net income/(loss) per share	50,464	50,374	50,311	50,392	49,638
Shares used in computing diluted net income/(loss) per share	50,464	53,878	50,311	50,392	49,638

Note that 1ADS = 2 shares

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Year Ended
	Dec. 31, 2006	Sep. 30, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	7,179	7,264	5,648	26,816	18,833
Air ticketing commissions	1,229	1,397	936	4,906	2,946
Other travel revenue	186	488	101	1,076	334

Total travel revenue	8,594	9,149	6,684	32,798	22,113
Non travel	339	286	495	1,100	1,471

Total revenues	8,933	9,435	7,179	33,898	23,584

Cost of services	2,134	2,166	1,417	7,975	5,012

Gross profit	6,799	7,269	5,761	25,923	18,572

Operating expenses
Service development	1,354	1,356	1,531	5,363	4,498
Sales and marketing	3,403	3,205	3,566	12,691	11,547
General and administrative	1,616	1,945	2,305	7,884	7,089
Amortization of intangibles	34	34	23	136	79
Business tax and surcharges	557	514	412	1,931	1,300

Total operating expenses	6,964	7,054	7,838	28,005	24,512

Income/(loss) from operations	(165)	215	(2,077)	(2,082)	(5,940)
Other income	293	424	805	2,358	563

Income/(loss) before income tax expense	128	639	(1,271)	276	(5,376)
Income tax expense	191	278	117	573	199

Income/(loss) from continuing operations	(63)	361	(1,389)	(297)	(5,575)
Discontinued operations
Income/(loss) from discontinued operations	(171)	(26)	343	(182)	(2,101)
Income tax expense/(benefit) of discontinued operations	—	(2)	28	3	35
Gain on sale of discontinued operations	—	—	—	340	—

Total discontinued operations	(171)	(24)	315	155	(2,135)

Net income/(loss)	(234)	337	(1,074)	(142)	(7,710)

Basic income/(loss) per share
Continuing operations	(0.001)	0.008	(0.028)	(0.006)	(0.112)
Discontinued operations	(0.004)	0.000	0.006	0.003	(0.043)

Basic income/(loss) per share	(0.005)	0.008	(0.021)	(0.003)	(0.155)

Diluted income/(loss) per share
Continuing operations	(0.001)	0.006	(0.028)	(0.006)	(0.112)
Discontinued operations	(0.004)	0.000	0.006	0.003	(0.043)

Diluted income/(loss) per share	(0.005)	0.006	(0.021)	(0.003)	(0.155)

Basic income/(loss) per ADS
Continuing operations	(0.003)	0.015	(0.055)	(0.013)	(0.225)
Discontinued operations	(0.008)	0.000	0.013	0.005	(0.085)

Basic income/(loss) per ADS	(0.011)	0.015	(0.042)	(0.008)	(0.310)

Diluted income/(loss) per ADS
Continuing operations	(0.003)	0.013	(0.055)	(0.013)	(0.225)
Discontinued operations	(0.008)	0.000	0.013	0.005	(0.085)

Diluted income/(loss) per ADS	(0.011)	0.013	(0.042)	(0.008)	(0.310)

Shares used in computing basic net income/(loss) per share	50,464	50,374	50,311	50,392	49,638
Shares used in computing diluted net income/(loss) per share	50,464	53,878	50,311	50,392	49,638

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB7.8041 on December 31, 2006, USD1.00 = RMB7.904 on September 30, 2006 and USD1.00 = RMB8.0702 on December 31, 2005 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
	RMB	RMB	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,199,323	988,560	153,679	122,495
Restricted cash equivalents	—	76,177	—	9,439
Total Accounts receivable, net	28,493	34,655	3,651	4,294
Investment securities	163	260	21	32
Prepaid expenses and other current assets	12,772	9,982	1,636	1,237

Total current assets	1,240,751	1,109,634	158,987	137,498
Equipment and software, net	37,809	33,306	4,845	4,127
Goodwill	30,000	34,083	3,844	4,223
Intangibles	3,746	4,806	480	596
Other non-current assets	22,029	6,508	2,823	806
Deferred tax assets	982	84	126	10

Total assets	1,335,317	1,188,421	171,105	147,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	112,328	88,013	14,394	10,906
Advances from customers	1,361	736	174	91
Short term loans	—	6,000	—	743
Taxes payable	20,735	3,004	2,657	372

Total current liabilities	134,424	97,753	17,225	12,112
Other long term liabilities	980	—	126	—
Deferred Tax Liabilities	132	132	17	16

Total liabilities	135,536	97,885	17,368	12,128

Minority interest	—	1,628	—	202

Shareholders’ equity
Ordinary shares	4,192	4,167	537	516
Additional paid-in capital	1,301,312	1,216,879	166,747	150,787
Other equity items	2,398	(26,441)	307	(3,276)
Accumulated deficit and other comprehensive income	(108,121)	(105,697)	(13,854)	(13,097)

Total shareholders’ equity	1,199,781	1,088,908	153,737	134,930

Total liabilities and shareholders’ equity	1,335,317	1,188,421	171,105	147,260

eLong, Inc.

RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Year Ended
	Dec. 31, 2006	Sep. 30, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
	RMB	RMB	RMB	RMB	RMB
Net income/(loss)	(1,811)	2,667	(8,665)	(1,107)	(62,223)

Amortization of non-cash stock-based compensation	3,194	2,341	3,626	12,006	16,507
Amortization of intangibles	265	265	189	1,060	1,190
Other non-cash compensation	—	—	505	—	1,011
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	11,899	11,357	2,439	32,803	25,888
Writedown of subsidiary’s goodwill and intangibles	—	—	—	—	17,545
Gain on disposal of discontinued operations	—	—	—	(2,650)	—

Adjusted income/(loss)	13,547	16,630	(1,906)	42,112	(82)

Basic adjusted income/(loss) per share	0.27	0.33	(0.04)	0.84	0.00
Diluted adjusted income/(loss) per share	0.25	0.31	(0.04)	0.78	0.00

Basic adjusted income/(loss) per ADS	0.54	0.66	(0.08)	1.68	0.00
Diluted adjusted income/(loss) per ADS	0.50	0.62	(0.08)	1.56	0.00

Shares used in computing adjusted basic income/(loss) per share	50,464	50,374	50,311	50,392	49,638
Shares used in computing adjusted diluted income/(loss) per share	53,860	53,878	50,311	53,749	49,638

eLong, Inc. RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS) IN U.S. DOLLARS

	Three Months Ended			Year Ended
	Dec. 31, 2006	Sep. 30, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
	US$	US$	US$	US$	US$
Net income/(loss)	(234)	337	(1,074)	(142)	(7,710)

Amortization of non-cash stock-based compensation	409	296	449	1,538	2,045
Amortization of intangibles	34	34	23	136	147
Other non-cash compensation	—	—	63	—	125
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	1,525	1,437	302	4,203	3,208
Writedown of subsidiary’s goodwill and intangibles	—	—	—	—	2,174
Gain on disposal of discontinued operations	—	—	—	(340)	—

Adjusted income/(income)	1,734	2,104	(237)	5,395	(11)

Basic adjusted income/(loss) per share	0.034	0.042	(0.005)	0.107	(0.000)
Diluted adjusted income/(loss) per share	0.032	0.039	(0.005)	0.100	(0.000)

Basic adjusted income/(loss) per ADS	0.068	0.084	(0.009)	0.214	(0.000)
Diluted adjusted income/(loss) per ADS	0.064	0.078	(0.010)	0.200	(0.000)

Shares used in computing adjusted basic income/(loss) per share	50,464	50,374	50,311	50,392	49,638
Shares used in computing adjusted diluted income/(loss) per share	53,860	53,878	50,311	53,749	49,638

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net income/(loss) and adjusted diluted income/(loss) per ADS, which are adjusted from results based on US GAAP to exclude the impact of (1) amortization of non-cash stock-based compensation expense, (2) amortization of intangible assets, (3) other non-cash compensation, (4) unrealised foreign exchange losses on the conversion of eLong’s US$ denominated net monetary assets/liabilities into Renminbi, (5) writedown of subsidiary goodwilland intangibles, and (6) gain on disposal of discontinued operations. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures internally for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.